SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/17/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
958,348

8. SHARED VOTING POWER
12,000

9. SOLE DISPOSITIVE POWER
970,348
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
970,348

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
24.45%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13d filed January 13, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
A special meeting of shareholders will be held on November 14, 2012 to vote on whether the Fund should continue to operate as a closed-end fund or whether the Board of Directors should consider liquidating the Fund. The filing persons intend to vote to liquidate the Fund.
In addition, if by November 16, 2012 the board does not announce a proposal to afford shareholders an opportunity to realize net asset value, the filing persons intend to nominate candidates for election to the board at the next shareholder meeting.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on September 7, 2011 there were 3,968,124 shares of common stock outstanding as of 06/30/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 970,348 shares of DHFT or 24.45% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the last 60 days the following shares of DHFT were purchased:

Date:		        Shares:		Price:
08/28/12		1,371		10.4800
08/29/12		1,600		10.4777
08/30/12		3,250		10.4892
09/06/12		3,293		10.8005
09/07/12		6,200		10.8968
09/10/12		4,000		10.9870
09/10/12		4,000		10.9896
09/26/12		2,449		11.1912
09/27/12		500		11.3000
09/28/12		22		11.3000
10/01/12		1,800		11.3894
10/03/12		2,000		11.3862
10/03/12		2,000		11.3885
10/04/12		1,300		11.5209
10/09/12		464		11.5972
10/11/12		863		11.6600
10/12/12		2,500		11.5500
10/17/12		7,001		11.7441
10/18/12		265		11.8000
10/22/12		7,900		11.6181




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/24/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos